Mail Stop 3561

April 3, 2009

Mr. Greg Halpern, President & CEO
So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 77338

> Re: **So Act Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed on March 6, 2009**
> **File No. 333-157738**

Dear Mr. Halpern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We do not recognize your primary SIC code of 000-51886 that is listed on the cover of the registration statement. Please revise with the correct SIC code number.

2. We note that you did not timely file the Form 10-K for the fiscal year ended December 31, 2008, nor did you file a Form 12b-25 for this filing. Please add a risk factor to discuss your ability to meet the periodic reporting requirements of Section 13(a) of the Securities Exchange Act of 1934 ("Exchange Act").

Prospectus Cover Page

3.   Please relocate the "Subject to Completion" legend as described in Item 501(b)(10) of Regulation S-K from the registration statement cover page to the prospectus cover page.

Prospectus Summary, page 1

4.   We note substantial promotional language throughout the prospectus. Such as "our technologies and networking platform will lead to substantial benefits and life improvements to millions of people around the world by bringing together the solutions and solution makers for many of the earth's major problems …." Please remove the promotional language throughout the prospectus or provide a basis for these statements.

Risk Factors, page 2

5.   Please revise the second risk factor subheading. It appears from disclosure throughout the prospectus that you will need additional capital and that you are presently taking action to obtain additional funding.

6.   We note several risk factors refer to customers, growth, and expected revenues. Since the company does not appear have any customers, revenues, or growth (in terms of revenues or profits), as it is still in the developmental stage, please revise the use of these terms in this section to avoid mitigating the risks discussed.

7.   Please add one or more risk factors to address the company's lack of operating history, customers, revenues, and currently available products or services. See Item 503(c) of Regulation S-K.

8.   Please revise the second full risk factor on page 4 to remove references to officers, directors, and insiders, as there is only one member of management. Please revise similar language on page 17 of the prospectus and throughout the registration statement.

9.   Please add a risk factor discussing your liquidity difficulties. This risk factor should also discuss your inability to pay your obligations to Mr. Halpern and your need to pay for services with stock grants.

10.   Please add a risk factor discussing your dependence on Mr. Halpern's ability and willingness to loan you cash and defer his compensation while you seek additional capital. This discussion should include your assessment of Mr. Halpern's wherewithal to continue funding your operations for the indefinite future.

Item 7. Selling Shareholders, page 7

11.   Clearly disclose the nature of any material relationship which the selling shareholder has had with the registrant or an affiliate, as required by Item 507 of Regulation S-K. For example, disclose the nature of the relationship of Greg Halpern with Edward Halpern, Dianne Halpern, and Serena Halpern.

12.   Please revise to clarify whether Greg Halpern is a broker-dealer or affiliated with a broker-dealer.

Item 9. Description of Securities to be Registered, page 9

13.   Please revise to clarify the voting rights of your shareholders as required by Item 202(a)(1)(v) of Regulation S-K.

Description of Our Business, page 10

14.   Please substantially revise your Business section to clarify: 1) which products and services are currently offered; 2) which products and services will be offered based upon the cash currently available; and 3) which products and services will only be offered with additional financing. In particular, please clearly describe the current operations (i.e. whether there are actual customers for a product, advertising revenue, or distribution channels, etc.) and what steps the company has performed as of today for the prospective businesses (i.e. marketing, signing contracts, developed a prototype, etc.). We note much of the disclosure in the Business section appears to relate to future events after additional financing is obtained.

15.   Please substantially revise your description of your product or potential products. We note that there are many claims that appear promotional in light of your financial condition (i.e. "Our network is designed and positioned to become a top web property in all major global markets."). Also, it is unclear what exactly your product is. Please use plain English and remove technical or vague terms to describe your product or future products. For example, it is unclear what you mean by "networking," "social entrepreneurship," "unique proprietary data link between the primary problems in the world and the best possible solutions being developed globally," "unifying key elements of successful development for breakthrough solutions to major problem," etc. See Item 101(h) of Regulation S-K.

16.   When discussing your potential product(s), clearly disclose the milestones necessary to bring your product to market and the funding necessary to achieve these milestones. Also, discuss the time frame for the milestones and the impact upon your time frame if you are unable to obtain additional capital.

17.   Please provide the basis for your assertion that your potential market is $21 billion and growing annually at $10 billion a year. We note that you seemingly differentiate yourself as a niche website devoted to help people seeking solutions. It appears your potential

market may be just a small subset of the broader market you describe.

18. Please clearly explain how Google and Myspace are your competitors and how their products are similar to yours.

19. Please revise to disclose your general development of business for the past three years. See Item 101(h) of Regulation S-K.

20. Please clarify when the current business model under Mr. Halpern first began. It is unclear if the networking platform business started on October 7, 2008 or if had started earlier under a different entity or informally through Mr. Halpern. If the business began prior to October 7, 2008, please revise this section to include any general developments that occurred prior to Mr. Halpern's acquisition of the corporate shell. We may have further comment.

21. Please revise your intellectual property section to discuss what protections you have under state and/or federal laws for your "trade secrets."

22. Please revise to discuss whether you will seek copyright protection and/or patents for your networking platform or technologies. If not, please advise us whether a risk factor would be appropriate to discuss the lack of protection for some elements of your intellectual property.

23. Please revise to include the disclosures required by Items 101(h)(4)(x), and (xii) of Regulation S-K. In particular, it is unclear if you have any employees other than Mr. Halpern. We may have further comment.

24. Please revise to include the disclosures required by Item 101(h)(5) of Regulation S-K.

Description of Property, page 12

25. Please clarify your office arrangements. Please identify the name of the shareholder and the company that is loaning you the use of their space in Humble, Texas and the terms of this arrangement. Also, clarify the terms of arrangement for the network platform in Albuquerque, New Mexico.

26. Please clarify in this section or other appropriate places in the registration statement what operations occur in your principal executive office and how many employees, if any, work there. We note that you only have one executive officer that lives in Illinois and the corporate telephone number has an Illinois area code.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

27. Please revise your Liquidity and Capital Resources section to clearly discuss your cash needs in terms of meeting your ongoing expenses in the next year. Please discuss your

current cash position and the potential obligations that you have including salary, general & administrative expenses, costs related to the development of your product, and costs for meeting your financial reporting obligations. It appears that the company has insufficient cash to continue its operations without relying loans from shareholders, deferring compensation, exchanging stock for services, and obtaining additional capital.

28.   Please clarify how long Mr. Halpern will be able to support your operations by loaning funds or deferring salary and commission income. If Mr. Halpern declines to continue these loans or deferrals, how long will the company be able to continue without obtaining additional capital.

Directors, Executive Officers, Promoters and Control Persons, page 17

29.   In your management biography, please specify the years Mr. Halpern was affiliated with each listed entity. If you voluntarily disclose business experience of management beyond five years, please fill in any gaps. Also, the last sentence in Mr. Halpern's management biography is too broad. Please add specific details or remove the sentence.

30.   Please clarify what type of entity "Ultimate Kindness Towards All Living Creatures On Earth" is, as it is unclear whether it is a nonprofit organization, 501(c)(3) tax-exempt organization, a sole proprietorship, a partnership, an unincorporated association, etc. Also, please clearly discuss whether this organization is the predecessor to So Act Network, Inc. or its products. If so, please revise the business section accordingly.

31.   Please clarify that the Circle Group Holdings Inc. and Z-Trim Holdings Inc. are the same entity. Also, please revise your description for the Circle Group to indicate that it was a venture capital firm.

32.   Please identify the company that did the $2.5 million Regulation A offering mentioned in Mr. Halpern's biography and identify Mr. Halpern's role with the company.

33.   Please advise us if you have significant employees or promoters as described in Item 401 of Regulation S-K.

Executive Compensation, page 18

34.   Please clarify whether there is an agreement with Mr. Halpern for him to defer receiving his salary or commission pursuant to his employment agreement. If yes, please disclose the terms or circumstances of the deferral. If not, please clarify whether Mr. Halpern can demand immediate payment of his salary, commissions, and accrued unpaid salary at any time.

35.   Please disclose all material terms and conditions of the employment agreement in this section rather than incorporating by to reference your employment agreement.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

36. Please provide more details concerning the "services provided" by Mr. Halpern in exchange for the 44,900,000 shares of common stock.

37. According to Note 7 of your financial statements on page F-12, Mr. Halpern contributed office space with a fair value of $2,913 to the company. Please add this transaction to this section or advise.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-1

38. Please revise to indicate the facts relied up to make the noted exemptions available for the sales that occurred on January 27, 2009. In addition, clarify the services rendered and the valuations placed upon the services. Clarify whether those services have been provided. If not, clarify when the services are expected to be provided. We may have further comment.

39. On pages F-12, F-13, and F-14 you describe various issuances of your common stock to various persons. We note that many of these transactions are not disclosed in this section or are described here, but not in your financial footnotes. Please revise to reconcile these discrepancies. We may have further comments.

Item 16. Exhibits, page II-3

40. The legality opinion states that the registration statement is offering 182,284,000 shares of common stock. Please reconcile with the registration statement cover page.

41. Please file your consulting agreements, as described on pages F-13 and F-14.

42. Your bylaws were not filed with your Form 8-K filed on October 17, 2008. Please file them with your next amendment.

Item 17. Undertakings, page II-3

43. Please revise this section to include all applicable undertakings in Item 512 of Regulation S-K.

Signatures

44. Please add the title of director to Mr. Halpern's title on the signatures page.

Form 10-K Filed March 31, 2009

General

45.   Please amend your Form 10-K to comply with the above comments, as applicable.

Cover Page

46.   You have indicated on the cover page that you are not a shell company. However, it appears that you fall within the definition of a shell company as set forth in Rule 12b-2. You have had no operations to date and you have assets consisting of cash and nominal other assets. Please revise.

Item 9A. Controls and Procedure, page 8

47.   We note that you concluded your disclosure controls and procedures were effective as of December 31, 2008. Considering the issues raised herein and the fact that you were delinquent in filing your Form 10-K for the fiscal year ended December 31, 2008, please tell us how these issues affect management's conclusion that your disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2008.

48.   We note your conclusion that your internal control over financial reporting was effective "for the purposes for which it is intended." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal control over financial reporting.

Exhibits

49.   Please provide a current consent of the independent accountants in any amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please feel free to contact Edwin S. Kim, the primary examiner on this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Eric M. Stein, Esq.
        Fax: (732) 577-1188